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December 5, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Peggy Kim, Special Counsel,
Office of Mergers & Acquisitions
Re:	Oil Service HOLDRS Trust; File No. 5-86410
Regional Bank HOLDRS Trust; File No. 5-86411
Biotech HOLDRS Trust; File No. 5-86409
Retail HOLDRS Trust; File No. 5-86412
Semiconductor HOLDRS Trust; File No. 5-84554
Pharmaceutical HOLDRS Trust; File No. 5-79676
Schedule 14D-9 filed on November 10, 2011

Dear Ms. Kim:

On behalf of Oil Service HOLDRS Trust, Regional Bank HOLDRS Trust, Biotech HOLDRS Trust, Retail HOLDRS Trust, Semiconductor HOLDRS Trust and Pharmaceutical HOLDRS Trust (collectively, the “Trusts”), set forth below are the Trusts’ responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 30, 2011, concerning the Trusts’ Schedules 14D-9 filed November 10, 2011 (as they may be amended, the “Schedules 14D-9”).  For your convenience, the responses follow the comments copied in boldface from your letter of November 30, 2011.  All terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedules 14D-9.

Schedule 14D-9

Reasons for the Recommendation, page 8

1.
We note your response to comment one in our letter dated November 16, 2011; however, we reissue our comment.  Please revise your disclosure to quantify the amount of consideration to be paid to Merrill Lynch and describe how the consideration will be calculated.  Refer to Item 3 of Schedule 14D-9 and corresponding Item 1005(d) of Regulation M-A.  Please also file the side letter as an exhibit to the Schedule 14D-9.  Refer to Item 9 of Schedule 14D-9 and corresponding Item 1016(e) of Regulation M-A.

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SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

We note the Staff’s comment and pursuant to our discussion with you on December 1, 2011, and your further discussion with counsel to Van Eck on December 2, 2011, we have revised the disclosures in the section of Item 3 of each Schedule 14D-9 entitled “Asset Purchase Agreement” and the section of Item 4 of each Schedule 14D-9 entitled “Reasons for the Recommendation – Interests of Merrill Lynch” to set forth the range of total consideration that may be received by Merrill Lynch.  Also in accordance with these discussions, we have not filed the letter agreement between Merrill Lynch and Van Eck relating to such consideration.

2.	Please revise your disclosure to state that Merrill Lynch will not be tendering anyreceipts into any of the Exchange Offers, as stated in the bidder’s response letter.

We note the Staff’s comment and have revised the disclosure in the section of Item 4 of each Schedule 14D-9 entitled “Intent to Tender” to state that Merrill Lynch has advised the Trust that it will not tender any Receipts it holds into the Exchange Offer.

*           *           *

The Trusts acknowledged that the Trusts are responsible for the adequacy and accuracy of the disclosure in each Schedule 14D-9, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any Schedule 14D-9.  The Trusts acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (212) 848-7257 or Abigail Arms at (202) 508-8025.

Very truly yours,

/s/ Christa A. D’Alimonte

Christa A. D’Alimonte

cc:	Brian Ubaldi/Stephen Hostetler, Bank of America Merrill Lynch
Abigail Arms, Shearman & Sterling LLP